UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2015

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

65 Innovation Drive

Milton Park

Abingdon, Oxfordshire, OX14 4RQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: December 30, 2015	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry
Finance Director

Exhibit Index

Exhibit No.	Description

99.1	“Issue of Equity” press release dated December 23, 2015.

99.2	“Midatech completes acquisition of Zuplenz®” press release dated December 30, 2015.